Issuer Free Writing Prospectus Dated January 29, 2024

Filed Pursuant to Rule 433 of the Securities Act of 1933

Registration No. 333 - 275545

Related to Preliminary Prospectus Dated January 25, 2024

DEVELOPING CRITICAL MINERALS IN THE AMERICAS January 2024 Investor Presentation Initial Public Offering Issuer Free Writing Prospectus Dated January 29, 2024 Filed Pursuant to Rule 433 of the Securities Act of 1933 Registration No. 333 - 275545 Related to Preliminary Prospectus Dated January 25, 2024

DISCLIAMER 2 REGISTRATION STATEMENT Key Mining Corp . (the “Company” or “KMC”) has filed a registration statement on Form S - 1 (including a preliminary prospectus) with the Securities and Exchange Commission (the “SEC”) for the offering to which this presentation relates . The registration statement has not yet become effective . The Company’s securities may not be sold, nor may any offers to buy be accepted, prior to the time the registration statement becomes effective . Before you invest, you should read the preliminary prospectus and the other documents the Company files with the SEC for more complete information about the Company and this offering . You can obtain these documents for free by visiting EDGAR on the SEC website at www . sec . gov . Alternatively, copies of the preliminary prospectus may be obtained by contacting Titan Partners Group, LLC, a division of American Capital Partners, LLC, 4 World Trade Center, 29 th Floor, New York, New York 10007 , by phone at (929) 833 - 1246 or by email at info@titanpartnersgrp . com . This presentation is for information purposes only and does not constitute an offer to sell or a solicitation of an offer to purchase any securities of any nature whatsoever . FORWARD - LOOKING STATEMENTS This presentation contains forward - looking statements that involve substantial risks and uncertainties . All statements contained in this document, other than statements of historical facts or statements that relate to present facts or current conditions, including but not limited to statements regarding possible or assumed future results of operations, business strategies, research and development plans, regulatory activities, market opportunity, competitive position, potential growth opportunities and use of proceeds are forward - looking statements . These statements involve known and unknown risks, uncertainties and other important factors that may cause the Company’s actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward - looking statements . In some cases, you can identify forward - looking statements by terms such as “may,” “might,” “will,” “should,” “expect,” “plan,” “aim,” “seek,” “anticipate,” “could,” “intend,” “target,” “project,” “contemplate,” “believe,” “estimate,” “predict,” “forecast,” “potential” or “continue” or the negative of these terms or other similar expressions . The forward - looking statements in this presentation are only predictions . The Company has based these forward - looking statements largely on its current expectations and projections about future events and financial trends that it believes may affect the Company’s business, financial condition and results of operations . These forward - looking statements speak only as of the date of this presentation and are subject to a number of risks, uncertainties and assumptions, some of which cannot be predicted or quantified and some of which are beyond the Company’s control . You should not rely on these forward - looking statements as predictions of future events . The events and circumstances reflected in the Company’s forward - looking statements may not be achieved or occur, and actual results could differ materially from those projected in the forward - looking statements . Moreover, the Company operates in a dynamic industry and economy . New risk factors and uncertainties may emerge from time to time, and it is not possible for management to predict all risk factors and uncertainties that the Company may face . Except as required by applicable law, the Company does not plan to publicly update or revise any forward - looking statements contained herein, whether as a result of any new information, future events, changed circumstances or otherwise . TRADEMARKS This presentation may contain trademarks, service marks, trade names and copyrights of other companies, which are the property of their respective owners . Solely for convenience, some of the trademarks, service marks, trade names and copyrights referred to in this presentation may be listed without the TM, SM © or ® symbols, but the Company will assert, to the fullest extent under applicable law, the rights of the applicable owners, if any, to these trademarks, service marks, trade names and copyrights . MARKET & INDUSTRY DATA Projections, estimates, industry data and information contained in this presentation, including the size of and growth in key end markets, are based on information from third - party sources and management estimates . Although the Company believes that its third party - sources are reliable, the Company cannot guarantee the accuracy or completeness of its sources . The Company’s management estimates are derived from third - party sources, publicly available information, the Company’s knowledge of its industry and assumptions based on such information and knowledge . The Company’s management estimates have not been verified by any independent source . All of the projections, estimates, market data and industry information used in this presentation involve a number of assumptions and limitations, and you are cautioned not to give undue weight to such information . In addition, projections, estimates and assumptions relating to the Company’s and its industry’s future performance are necessarily subject to a high degree of uncertainty and risk due to a variety of factors, including, but not limited to, those described above, that could cause future performance to differ materially from the Company’s expressed projections, estimates and assumptions or those provided by third parties . NYSE: KMCM |

OFFERING SUMMARY 3 OFFERING SUMMARY KEY MINING CORP Issuer KMCM Ticker NYSE American Exchange $10M Gross Proceeds 15% Overallotment Option $2.00 – 3.00 Offering Price Range Titan Partners Group LLC, a division of American Capital Partners LLC Sole Bookrunner NYSE: KMCM |

4 Two Flagship Assets: Proving Out Copper & Titanium Properties in Atacama • Fiel Rosita – Copper asset with $302M after - tax NPV8 (80/20 JV with SQM, the world’s largest lithium producer) • Cerro Blanco – Titanium asset ranked 10 th largest rutile deposit in the world 1 • Both projects benefit from significant work completed by prior operators Assets Located in Atacama, Chile: A Globally Recognized Mining Hub • Chile is a stable democracy and the world’s largest Copper producer, with favorable mining policies and low geopolitical risk • Both KMC assets located in Atacama, a designated mining region with a well understood permit process, excellent infrastructure and skilled labor Favorable Outlook for Both Copper & Titanium Demand • Copper and Titanium demand are expected to structurally outstrip supply, with EVs using 4x as much copper as an internal combustion vehicle • Copper and Titanium were designated ‘critical minerals’ in the Inflation Reduction Act; Chile retains a Free Trade Agreement with the U.S. Seasoned Management and Technical Team in Chile • Stateside management with a technical team on the ground in Chile • Proven track record of delivering on successful mining projects NYSE: KMCM | KEY MINING OVERVIEW Critical Mineral Projects with Exploration Upside 1 S&P Global Market Intelligence. Data compiled July 20, 2022. Includes top 10 properties by contained rutile in reserves and r eso urces in thousands of metric tonnes.

5 COPPER SUPPLY & DEMAND GAP RUTILE (TITANIUM) SUPPLY & DEMAND GAP Source: Wood Mackenzie, Red Metal, Green Demand; Coppers’ Critical Role in Achieving Net Zero, October 2022 NYSE: KMCM | WHY COPPER & TITANIUM? High - Value Critical Minerals with Structural Supply/Demand Gap What is Rutile? Natural Rutile is the purest natural form of titanium (90 - 95%) and the preferred source of feedstock for titanium dioxide pigment, welding flux and titanium metal. Base Case AET - 1.5 Source: Maia Research, Global Nature Market Research, October, 2023

6 A TIER 1 MINING JURISDICTION LOW GEOPOLITICAL RISK Global Sources of Critical Minerals Established and well - functioning democracy STABILITY Suitable location for end - producers in North America NEAR END - PRODUCERS Chilean mining projects can benefit from the IRA (Titanium and Copper both deemed Critical Minerals) INFLATION REDUCTION ACT World’s #1 Source of Copper (over 1/3 of the global copper output) 5,200 2,200 2,200 1,900 1,300 1,000 - 1,000 2,000 3,000 4,000 5,000 6,000 Chile Peru DR Congo China United States Russia Global Copper Production 1 - 2022 3,400 1,200 900 660 - 1,000 2,000 3,000 4,000 China Mozambique South Africa Australia Global Titanium Production 1 - 2022 Source: Statista Major Countries in Copper Mine Production Worldwide in 2022, January 2023 1 In 1,000 metric tonnes Mining is a major economic driver for Chile 10.4% GDP and 10% of jobs • Chile is a political cornerstone of South America • Open and fair election process • One of the most industrialized countries in Latin America • Ranked 3 rd in Latin America based on the Fraser Institute Annual Survey of Investment Attractiveness (2022) • Chile represents the #1 option for an ethically sourced, stable Copper supply NYSE: KMCM | WHY CHILE? Globally Recognized Ethical Mining Hub with Low Geopolitical Risk

# ASSET OVERVIEW
## Critical Mineral Projects with Significant Exploration Upside

29 Cu

### FIEL ROSITA
### COPPER PROJECT
ATACAMA REGION, CHILE | EARN-IN AGREEMENT (80%) WITH SQM

PEA completed in 2023 showing **$302M NPV8** (after-tax) at **$329M CAPEX**

**Extensive** work **expenditures** from SQM

- Non-Lithium, Non-Core asset for SQM (NYSE: SQM)
- SK-1300 compliant Indicated and Inferred Resource (1.42B CuEq lbs. combined at 0.45% cutoff[1])
- 201 boreholes, with a total of 63,706 meters drilled
- Completed topographic surveys, resource/geological model, QA/QC drillhole database and metallurgical analysis
- Earn-in agreement calls for Key Mining to spend $20M in the ground and $10M in payments to earn 80%

22 Ti

### CERRO BLANCO
### TITANIUM PROJECT
ATACAMA REGION, CHILE | 100% OWNED

**Tenth Largest rutile deposit in the world[2]**

**Extensive** past work **expenditures** from prior operator

- High-grade rutile titanium dioxide asset with extensive past work
- Rutile is composed of $TiO_2$ and is the most common natural form of $TiO_2$
- SK-1300 compliant Measured & Indicated Resource of 4.2B lbs $TiO_2$ (107Mt at 1.78% $TiO_2$)[1]
- Previously EIS permitted project (2015 with prior operator)
- Mining infrastructure with access to roads, energy, water and port
- 157 boreholes, with a total of 25,773 meters drilled
- Metallurgical test work, drillhole database, and engineering studies completed

[1] Combined indicated and inferred. The S-K 1300 Technical Report Summary Fiel Rosita, Atacama, Chile Effective Date July 17, 2023, as revised, and the Cerro Blanco Technical Summary Report Effective Date August 7, 2023, as revised, both prepared by Resource Development Associates, Highlands 3Ranch, CO. See the respective Project Mineral Resource estimates disclosed on slide A1.

NYSE: KMCM | 7

8 Fiel Rosita Copper Project Atacama, Chile

FIEL ROSITA

# FIEL ROSITA PROJECT OVERVIEW
## Advanced Copper Project in Designated Mining District

### Extensive Work Completed
- Extensive work expenditures made by prior operator
- PEA completed, 2023
- 63,700 m drilled

### SK-1300 Compliant Resource & PEA
- 1.42B lbs. at 0.45 cutoff CuEq (combined indicated and inferred)[1]
- Possibility to further expand resource with future drilling

### Strong NPV & Low CAPEX
- $328M CAPEX
- $302M NPV8 after-tax
- NPV8 is net present value using an 8% discount rate

### Partnership with Tier-1 Producer
- Sociedad Quimica Minera (NYSE: SQM)
- SQM is the world's second largest lithium producer

### Supportive Copper Market Fundamentals
- Copper expected to enter significant supply deficit within the next decade
- Increasing demand from Electrification & to meet Net Zero goals

### Active Mining District
- Atacama is designated as a mining area
- Simplified landowner negotiation process

### Favorable Jurisdiction
- Chile provides 1/3 of copper globally
- Supportive & experienced mining workforce with geological expertise

### Access & Infrastructure
- Access to roads, ports, water, and rail
- ~ 64 km to the Chilean national power grid
- ~ 25 km to neighboring mine power lines

[1] The S-K 1300 Technical Report Summary Fiel Rosita, Atacama, Chile Effective Date August 7th, 2023 prepared by Resource Development Associates, Highlands 3Ranch, CO provides that the Fiel Rosita Project Mineral Resource is estimated at 130 M Indicated tonnes and Inferred Mineral Resources are estimated at 108 M tonnes at average grades of 0.19% Cu (203 Kmt),

NYSE: KMCM | 9

FIEL ROSITA

# FIEL ROSITA PROJECT TIMELINE
## Critical Work Completed and Upcoming Milestones

**2012**

**Topographic Survey** (EGV Geomensura, July 2012) Tied to national, grid-based, and digital restitution.

**2010–2013**

**Resource Model** (Golder Associates, Aug 2013) Geological model and Resource model
**QA/QC drillhole database** (Golder Associates, Aug 2013)

- Completed **192 drill holes** of over **48,781 meters**
- Completed Initial resource estimate
- Completed internal PEA

**2013–2014**

**Conceptual Metallurgy** (Promet 101, Aug 2013/2014)

- Comminution (SGS Minerals Services)
- Flotation (ALS Metallurgical)
- Process & costing

**2021–2022**

**KMC Enters into Earn-In Agreement with SQM for Fiel Rosita Project** (August 2021)

**S-K 1300 Resource Estimate** (Resource Development & Associates, October 2022)

**2023**

**S-K 1300 Preliminary Economic Assessment**
(E-Mining and Resource Development & Associates, August 2023)

**2024–2027**

**Bankable Feasibility Study**
- Environmental Impact Study (EIS) Application
- Drilling campaign
- Mine Plan Optimization (Underground Mine Plan Internally Prepared)

NYSE: KMCM | 10

Cerro Blanco Titanium Project Atacama, Chile

CERRO BLANCO

# CERRO BLANCO PROJECT OVERVIEW

## 100% Ownership of 10th Largest Rutile (Titanium) Deposit in the World[1]

### High-Grade Rutile (Titanium)

- Cerro Blanco is the 10th largest rutile deposit in the world (S&P Global Market Intelligence)

### EIS Permitted Project

- Environmental Impact Statement (EIS) permit in good standing
- Permitted for Construction of Desalination Plant

### Promising Recoveries

- Recoveries ranging from 75% to as high as 95% of $TiO_2$

### 100% Owned in Mining District

- 10,537-hectare property package in designated mining area
- Simplified landowner negotiations

### Extensive Work Completed

- Drilling (25,773 m), metallurgical testing, & engineering complete – simplifying future property development

### 2024 Drill Program

- 5,000 m drilling campaign plans prepared. Drill pads complete.
- Goal is resource expansion and upgrades

### Extensive Work Completed

- Extensive work expenditures made by prior operator to prove out the project

### Attractive Infrastructure

- Existing mining district with available water, roads, ports, railroad, and power
- Skilled workforce

Source[1]: S&P Global Market Intelligence, compiled July 20, 2022. Top 10 properties by contained rutile in reserves and resources in thousands of metric tons; https://www.spglobal.com/marketintelligence/en/news-insights/latest-news-headlines/ukraine-war-elevates-rutile-price-amid-tight-market-multiyear-drilling-high-71249966

NYSE: KMCM | 12

# CERRO BLANCO
## One of the World's Top 10 Rutile Deposits According to S&P Global[1]

KMC

| PROPERTY NAME Location, Owner | DEVELOPMENT STAGE | CONTAINED RUTILE (Thousands of Metric Tons) |
|---|---|---|
| **CERRO BLANCO** Chile, Key Mining Corp. | Reserve Development | 2,873 |
| **PERTH BASIN** Australia, Iluka Resources Ltd. | Operating | 3,112 |
| **MOMA** Mozambique, Kenmore Resources | Operating | 4,239 |
| **WIM 150** Australia, LB Group Co. Ltd. | Feasibility | 7,095 |
| **SIERRA RUTILE** Sierra Leone, Iluka Resources L | Operating | 8,100 |
| **MURRAY BASIN** Australia, Iluka Resources Ltd. | Operating | 8,400 |
| **MURRAY BASIN EXPLORATION AREA** Australia, Tronox Holdings PLC | Reserve Development | 10,042 |
| **ENGEBO** Norway, Nordic Mining ASA | Pre-production | 12,700 |
| **CORRIDOR** Mozambique, MRG Metals Ltd. | Reserve Development | 15,754 |
| **KASIYA** Malawi, Sovereign Metals Ltd. | Reserve Development | 18,000 |

Source: Derived from the online article "Ukraine war elevates rutile price amid tight market, multiyear drilling high" dated July 27, 2022 (*https://www.spglobal.com/marketintelligence/en/news-insights/latest-news-headlines/ukraine-war-elevates-rutile-price-amid-tight-market-multiyear-drilling-high-71249966*) which cites S&P Global Market Intelligence, July 2022, as the source of the table. Please note that our wholly owned subsidiary GEM Chile now owns all the Cerro Blanco claims which were previously attributed in the original table to Future Science Holdings Inc.

13

CERRO BLANCO PROJECT TIMELINE Critical Work Completed and Upcoming Milestones Environmental Impact Assessment approval (May 2015) S - K 1300 Resource Estimate (Resource Development & Associates, August 2023) Geological modeling (August – September 2023) Drilling Campaign (2024) Bankable Feasibility Study & Environmental Impact Study Intend to complete environmental impact and Bankable Feasibility Studies; Update resource model with new drill data Production Goal (2027) 2011 – 2012 2023 2024 2025 – 2027 Soil Mechanics & Topography Study (AMEC, ROCK BLAST 2012) Drilling Campaign 131 drill holes of over 20,000 meters NI 43 - 101 by Thomas A. Henricksen (January 2008) 2005 – 2010 2013 – 2015 NI 43 - 101 by Behre Dolbear (July 2013) Acquisition of Cerro Blanco Project by Key Mining (May 2023) CERRO BLANCO 14 NYSE: KMCM | Hernan Soza, geologist at Cerro Blanco Project, Atacama III, Chile in 2023 • Metallurgical studies done by TZMI • Tailings prefeasibility Report by AMEC • Technical Reports including Pre - Feasibility Study by AMEC 1

FINANCIAL HIGHLIGHTS AND CAPITALIZATION Use of Proceeds FINANCIALS & MARKET CAP 19.3M Current shares outstanding 1.5M Options 2.1M Warrants 1.5M Broker warrants 24.4M Fully diluted $1.7M Cash on hand 1 $0 Debt USE OF PROCEEDS • Approximately $4.5M to fund the 2024 payment and work requirements of the Fiel Rosita project. • Approximately $2.0 to fund the drilling and permitting of the Cerro Blanco project. • The remainder for working capital and other general corporate purposes. • We may use a portion of the net proceeds from this offering to acquire or invest in complementary businesses or assets. Howev er, we have no current commitments to do so. 15 NYSE: KMCM | 1. As of December 31, 2023

LEADERSHIP TEAM Management 16 CESAR LOPEZ CEO, Director & Founder Mining Attorney, M.Sc. Min. Econ., partner at Lopez & Ashton with over 25 years experience in exploration & mining. Former CEO/Founding Partner of AQM Copper, Centenario Copper Corp., Aegean Metals Corp., and White Mountain Titanium Corp. JOHN RYAN VP Corporate Affairs & Founder Mr. Ryan has been a senior executive and director of many public entities serving listed resource companies in the U.S., Canada, the UK, and Australia. Mr. Ryan holds a B.S. in Mining Engineering from the University of Idaho and a J.D. from Boston College Law School. PATRICK MCGRATH Chief Financial Officer Mr. McGrath has extensive experience serving as CFO for various private and public resource companies in the mining and oil and gas sectors. Most recently, Mr. McGrath served as CEO/CFO of an international oil and gas producer with peak production of approximately 7,500 gross barrels of oil equivalent a day. Mr. McGrath is a Chartered Professional Accountant (CPA) in Canada. ENRIQUE CORREA Founder & Chile Country Manager Chilean lawyer with over 25 years of experience in banking and retail finance in South America. Mr. Correa previously served as General Counsel/Compliance Officer of Scotiabank Chile and as CEO for an exploitation copper mining company in Cerro Negro, Atacama, Chile. Mr. Correa currently oversees the Company’s Santiago office. REINALDO REYES Project Manager Mining Engineer, with over 25 years experience in exploration, mine planning and construction. Development of metallurgical, conceptual, pre - mining projects, feasibility, start - up and operation planning. Track record of success with majors including SQM. Mr. Reyes has prior experience with Fiel Rosita from his tenure with SQM. Mr. Crosby has served as an officer and director of several private and public mining companies during his career including Cadence Resources, High Plains Uranium, US Silver, and Western Goldﬁeld. HOWARD CROSBY Founder & Director

www.keyminingcorp.com INVESTOR RELATIONS MZ North America IR LUCAS ZIMMERMAN +1 (949) 259 - 4987 IR@keyminingcorp.com 17 701 Brickell Ave, Suite 1550 Miami, FL 33131

Appendix

FIEL ROSITA

# FIEL ROSITA (COPPER): S-K 1300

## KMC is Partnered with NYSE-Listed Mining Company (NYSE: SQM) Market Cap of $17B

KMC

### S-K 1300 Compliant Resource Estimate

| Category | CuEq Cutoff | K mt | CuEq% | Cu% | Mo ppm | Au ppm | Ag ppm | Zn% |
|---|---|---|---|---|---|---|---|---|
| Indicated | 0.45 % | 37,470 | 0.90 | 0.42 | 301 | 0.21 | 7.63 | 0.36 |
| Inferred | 0.45 % | 35,582 | 0.86 | 0.29 | 733 | 0.21 | 5.39 | 0.13 |

| Metal | Cu K mt | Mo K lbs | Au K oz | Ag K oz | Zn K mt |
|---|---|---|---|---|---|
| Indicated | 156 | 24,838 | 258 | 9,189 | 135 |
| Inferred | 64 | 57,546 | 241 | 6,167 | 46 |

Mineral Resources are not Mineral Reserves and do not meet the threshold for reserve modifying factors, such as economic viability, that would allow for conversion to mineral reserves. There is no certainty that all or any part of the Mineral Resources estimated will be converted to Mineral Reserves. Resource Development Associates of Colorado knows of no environmental, permitting, legal titles taxation, socio-economic, marketing, political, other relevant factors that may materially affect the Mineral Resource estimate in this Technical Report.

### Project Economics

| BASE CASE ECONOMIC INDICATOR | PRICE (M USD) |
|---|---|
| Pre-tax $NPV_8$ | $460 |
| Post-tax $NPV_8$ | $302 |
| Pre-tax IRR | 48% |
| Post-tax IRR | 40% |
| CAPEX | $329 |
| OPEX | $31.55 USD/t |
| LOM | 15.5 years |
| Maximum Plant Capacity | 2.6 Mt/year |

*CuEq = Copper equivalent, which means the percentage of marketable metals or minerals contained in mineralized material. CuEq is determined by converting all other metals other than copper to equivalent copper on the basis of a market price for such metals at a given time. See A-12 for a project phase summary with respect to a PEA and project stage.[1] The S-K 1300 Technical Report Summary Fiel Rosita, Atacama, Chile Effective Date July 17, 2023, as revised, prepared by Resource Development Associates, Highlands Ranch, CO; Market Cap of NYSE: SQM https://finance.yahoo.com/quote/SQM/ as of December 29, 2023.

NYSE: KMCM | A1

FIEL ROSITA MINERAL CLAIMS Drill Targets Provide Optionality for Future Resource Expansion ADVANCED DRILLED Prospects which constitute the basis of the resource estimate by Resource Development & Associates. HIGHLY PROSPECTIVE Areas with limited drilling and good results. These five targets require follow up work which could add significant resources to KMC’s existing inventory. MINERAL CONCESSIONS Compromising the Fiel Rosita property package. AREA OF INTEREST BOUNDARY PAPELA FORTUNA CERRO REEMPLAZO LA VIEJITA FIEL ROSITA BOLSICO SUR LAS ROSITAS FIEL ROSITA A4 PORT HUASCO LA SERENA VALENAR FREIRINA FIEL ROSITA COPIAPO

CERRO BLANCO

# CERRO BLANCO (TITANIUM): S-K 1300 Compliant Resource Estimate

## Resources Inventory Broken Down By Prospect (High And Low-grade Rutile)

| Prospect | Measured (million tonne) | TiO2 % | Indicated (million tonne) | TiO2 % | M&I (million tonne) | TiO2 % | Inferred (million tonne) | TiO2 % |
|---|---|---|---|---|---|---|---|---|
| High Grade Resource (above 1% TiO2) | | | | | | | | |
| Las Carolinas | 47.0 | 1.90 | 40.5 | 1.88 | 87.5 | 1.89 | 7.7 | 1.97 |
| La Cantera | - | - | - | - | - | - | 52.5 | 1.31 |
| Eli | 9.3 | 1.26 | 10.1 | 1.24 | 19.4 | 1.25 | 7.4 | 1.26 |
| Low Grade Resource (between 0.5 and 1.0% TiO2) | | | | | | | | |
| Las Carolinas | 2.8 | 0.73 | 1.3 | 0.76 | 4.1 | 0.74 | 0.1 | 0.74 |
| La Cantera | - | - | - | - | - | - | 0.9 | 0.94 |
| Eli | 0.3 | 0.93 | 0.3 | 0.95 | 0.6 | 0.94 | 0.1 | 0.95 |
| Total Resource | 59.4 | 1.74 | 52.1 | 1.72 | 111.5 | 1.73 | 68.6 | 1.37 |

## Compliant Resource Estimate

| Category | TiO2 % cutoff | K mt | TiO2 % | Contained TiO2 % (t) |
|---|---|---|---|---|
| Measured & Indicated | 1.00% | 106,841 | 1.72 | 1,898,200 |
| Inferred | 1.00% | 67,614 | 1.38 | 932,300 |

The above table is an excerpt from the S-K 1300 Technical Report Summary Cerro Blanco Project Region III, Atacama, Chile Effective Date July 17, 2023 prepared by Resource Development Associates, Highlands Ranch, CO. Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability. There is no certainty that all or any part of the Mineral Resources will be converted to Mineral Reserves. See slide 18 for a project phase summary with respect to resource estimates and project stage.

NYSE: KMCM | A5

CERRO BLANCO MINERAL CLAIMS Drill Targets Provide Optionality for Future Resource Expansion ADVANCED DRILLED Prospects which constitute the basis of the resource estimate by Resource Development & Associates. HIGHLY PROSPECTIVE Areas with limited drilling and good results. These four targets require follow up work which could add significant resources to our existing inventory. MINERAL CONCESSIONS Compromising the Fiel Rosita property package. HONORIOS CREEK CANTERA ELIS LAS CAROLINAS HIPO CREEK CHASCONES ALGODON CERRO BLANCO A6 PORT HUASCO LA SERENA VALENAR FREIRINA CERRO BLANCO PROJECT COPIAPO